EXHIBIT 99.5

Alvotech Appoints DNB Carnegie as Liquidity Provider on Nasdaq Stockholm

REYKJAVIK, ICELAND AND STOCKHOLM, SWEDEN (May 19, 2025) — Alvotech (NASDAQ: ALVO, the “Company”) has entered into agreement with DNB Carnegie Investment Bank AB (publ) (“DNB Carnegie”) regarding liquidity provider services to ensure liquidity in the Company’s Swedish Depository Receipts (“SDRs”), equity share equivalents, trading on Nasdaq Stockholm. The arrangement is in accordance with the framework of Nasdaq Stockholm’s rules on liquidity providers.

In the role of liquidity provider, DNB Carnegie undertakes to continuously quote prices for Alvotech’s SDRs in accordance with the applicable minimum requirements for liquidity providers set out by Nasdaq Stockholm. The purpose is to ensure liquidity in the SDRs and reduce the spread between the buying and selling price.

DNB Carnegie’s assignment commences May 20, 2025.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high-quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Two biosimilars, to Humira® (adalimumab) and Stelara® (ustekinumab), are already approved and marketed in multiple global markets. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a U.S. affiliate of Teva Pharmaceutical Industries Ltd. (U.S.), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, U.K., Switzerland, Canada, Australia and New Zealand), Dr. Reddy’s (EEA, U.K. and U.S.), Biogaran (France), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of products and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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ALVOTECH INVESTOR RELATIONS AND GLOBAL COMMUNICATIONS
Benedikt Stefansson, VP
alvotech.ir@alvotech.com